UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-42538

JFB CONSTRUCTION HOLDINGS*

(Exact name of registrant as specified in its charter)

JFB Construction Holdings

1300 S. Dixie Highway, Suite B

Lantana, FL 33462

(561) 582-9840

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Stock, par value $0.0001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1

*

This Form 15 relates solely to the reporting obligations of JFB Construction Holdings (“JFB”), a wholly owned subsidiary of Xtend AI Robotics, Inc., a Delaware corporation (“Xtend AI”), under the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) and does not affect the reporting obligations of Xtend AI as the successor issuer to JFB pursuant to Rule 12g-3(a) thereunder.

Pursuant to the requirements of the Exchange Act, JFB Construction Holdings has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	September 14, 2026	By:	/s/ Joseph F. Basile III
		Name:	Joseph F. Basile III
		Title:	Chief Executive Officer